

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Jessica Fischer
Chief Financial Officer
Charter Communications, Inc.
400 Washington Blvd.
Stamford, Connecticut 06902

       Re: Charter Communications, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed January 28, 2022
           Form 8-K filed April 29, 2022
           File No. 001-33664

Dear Jessica Fischer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Technology